UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A6

CUSIP No.	30049R209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		2,137,056

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,137,056

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,137,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 6 (the “Amendment No. 6”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was $8,342,489.00.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purposes of this Amendment No. 6 is to report that:
(i) Since the filing of Amendment No. 5 to the Statement, dated February 3, 2010 (“Amendment No. 5”), a material change occurred in the percentage of shares of Common Stock beneficially owned by Ms. Singer.
(ii) On March 19, 2010, the Trust sent a letter to the Issuer (the “March 19, 2010 Letter”), a copy of which is filed as Exhibit 99.1 to this Amendment No. 6. In the March 19, 2010 Letter, the Trust requested that the Board of Directors of the Issuer adopt appropriate resolutions, as soon as possible (and in no event later than the next regularly scheduled meeting of the Board of Directors), to further amend the Issuer’s Rights Agreement, dated as of March 4, 2009 (the “Rights Agreement”), so that the threshold at which a person becomes an “Acquiring Person” under the Rights Agreement is increased from 25% to 30%.
     Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 2,137,056 shares of Common Stock as trustee of the Trust, comprising approximately 21.4% of the outstanding shares of Common Stock.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.

     (c) Ms. Singer has effected the following transactions in shares of Common Stock on the open market since the filing of Amendment No. 5:

		No. of
Transaction	Trade date	Shares	Price/share
Purchase	2/5/2010	1,620	5.97
Purchase	2/18/2010	2,832	6.25
Purchase	2/19/2010	1,000	6.20
Purchase	2/22/2010	100	6.15
Purchase	3/8/2010	1,302	6.77
Purchase	3/9/2010	20,000	6.73
Purchase	3/10/2010	3,850	6.70
Purchase	3/11/2010	17,701	6.8141
Purchase	3/12/2010	44,500	6.7494
Purchase	3/16/2010	10,000	6.77
Purchase	3/17/2010	5,000	6.80
Purchase	3/19/2010	10,000	6.80
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1     Letter, dated March 19, 2010

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: March 23, 2010

/s/ Karen Singer
Karen Singer

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